CEZ, a.s.                                                       ID no. 45274649




                   ANNOUNCEMENT OF THE ANNUAL GENERAL MEETING

The Board of Directors of the joint stock company, CEZ, a. s., registered seat 140 53 Praze 4, Duhova 2/1444, ID no. 45 27 46 49, tax ID: 004-45 27 46 49,
entered in the commercial register kept at the Municipal Court Prague in folio B.1581, hereby convenes the annual General Meeting of the company, to be held on June 17th, 2003, 2:00 p.m. at the Duhova arena, 530 02 Pardubice, Sukovo nabrezi 1735, with entrance from the security-controlled parking area labelled CEZ.

Order of business:

1. Opening, election of the chairman of the meeting, the recording clerk, the vote counters and the attesters of the minutes.
2.   Report on the company's business and its property.
3.   Report by the Supervisory Board.
4.   Approval of the annual financial statements for 2002.
5. Decision on the distribution of profits, incl. payment of dividends and remuneration of the members of the Board of Directors and the Supervisory Board.
6.   Decision on the amendment of the company's Statutes.
7.   Decision on the amount of funds that are earmarked for donations.
8. Decision on the amendment of the company's option scheme as approved by the annual General Meeting in 2001.
9.   Decision on the rearrangement of Supervisory Board membership.
10.  Conclusion.

The cutoff date for participation in the General Meeting is June 11th, 2003. A shareholder may attend the general meeting, if s/he is registered at the Securities Center as a bearer of shares of the company as of the said date.

Nature of the proposed amendment of the Statutes:

o the nature of the proposed amendment is an expansion of the scope of business, and a modification of Article 34 governing the increase of the registered capital by the Board of Directors.

The proposed amendment of the Statutes is open to inspection by all shareholders at the company's seat, Praha 4, Duhova 2/1444; it is on display on the bulletin board in the lobby on working days from May 15th, 2003 to the date of the General Meeting from 8 a.m. to 4 p.m. The shareholders are entitled to order a copy of the amendment proposal at their own cost and risk.

Entries into the shareholder attendance list will be made as of 1 p.m. on the date and at the location of the General Meeting.

Shareholders - individuals - prove their identity by presenting their ID card. In addition to their ID card, persons who act on behalf of a legal entity must also provide substantiation of the entity's existence and of their authority to act on its behalf. Proxies of shareholders must further present a power of attorney with the principal's certified signature.
If the shareholder is a foreign individual, then s/he must present a passport. Her/his proxy must present a certified power of attorney. A foreign legal entity must further present a certified document proving its existence; said entity's representative must either be a member of its statutory body or else dispose of a certified power of attorney.
The documents presented by a foreign shareholder or her/his proxy must be superlegalized or be furnished with an apostille - certification clause -, unless the Czech Republic has entered a treaty on mutual legal assistance with the shareholder's country of residence.


Key figures from the annual financial statements 2002 (in million CZK):
net assets total           198,874        liabilities total     198,874        revenues total      59,455
fixed assets total, net    169,714        equity                128,195        costs total         51,423
net liquid assets           28,407        debenture capital      69,542        income before tax    8,032
other assets, net              753        other liabilities       1,137        income after tax     6,713
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

The financial statements and the report on related entities are open to inspection by all shareholders at the company's seat, Praha 4, Duhova 2/1444; they are on display on the bulletin board in the lobby on working days from May 15th, 2003 to the date of the General Meeting from 8 a.m. to 4 p.m.

Such costs as are incurred by participating in the General Meeting are borne by the respective shareholders.

CEZ, a. s. - Board of Directors